Celyad Oncology SA

Rue Edouard Belin 2

1435 Mont-Saint-Guibert

Belgium

September 3, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Celyad Oncology SA: Registration Statement on Form F-3 filed August 28, 2020 (File No. 333-248464)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Celyad Oncology SA (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 4, 2020, at 4:30 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Edwin O’Connor of Goodwin Procter LLP at (617) 570-8853.

Sincerely, Celyad Oncology SA

/s/ Filippo Petti
Filippo Petti Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Financial and Accounting Officer)

cc:	Philippe Dechamps, Celyad Oncology SA

Edwin O’Connor, Esq., Goodwin Procter LLP